UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-11625

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
Pentair, Inc. Retirement Savings and Stock Incentive Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pentair Ltd.
Freier Platz 10
8200 Schaffhausen, Switzerland

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
Pentair, Inc. Retirement Savings and Stock Incentive Plan
Golden Valley, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2012, and (2) reportable transactions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Minneapolis, Minnesota
June 26, 2013

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Notes receivable from participants	$9,273,091	$9,055,522
Employee contributions receivable	738,026	665,949
Employer contributions receivable	6,060,897	5,979,348
Other receivables	299,984	207,992
	16,371,998	15,908,811
Investments — at fair value	542,068,481	459,747,071
Total assets	558,440,479	475,655,882
LIABILITIES:
Investment settlements payable	439,840	11,210
Total liabilities	439,840	11,210
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	558,000,639	475,644,672
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(2,916,500)	(2,507,726)
NET ASSETS AVAILABLE FOR BENEFITS	$555,084,139	$473,136,946
See notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Employee contributions	$25,213,410
Employer contributions	16,399,056
Rollover contributions	911,857
Interest and dividend income	13,247,899
Net appreciation in the fair value of investments	71,660,585
Total additions	127,432,807
DEDUCTIONS:
Distributions to participants	45,409,025
Administrative expenses	76,589
Total deductions	45,485,614
NET ADDITIONS	81,947,193
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	473,136,946
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$555,084,139
See notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN
The following description of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General Information - The Plan is a defined contribution profit-sharing plan with a cash or deferred arrangement described in Internal Revenue Code (“IRC”) Section 401(k) and an employee stock ownership plan (“ESOP”) component of the stock-bonus type. With certain exceptions, the Plan covers employees of Pentair, Inc. (the “Company”) and its U.S. subsidiaries who have attained age 18, although such employees must have one year of service before becoming eligible for employer discretionary contributions. The Company is a subsidiary of Pentair Ltd. and is the Plan sponsor as well as Plan administrator. Fidelity Management Trust Company (“Fidelity”) is recordkeeper and trustee of the Plan, including the ESOP. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Participation - Participation for regular full- and part-time employees may commence effective with the date of hire. Contributions are subject to a maximum of 50% of pretax compensation and 15% of after-tax compensation for a combined limit of 65% of compensation. Employee contributions are also subject to the IRC 402(g) limitation of $17,000 and $16,500 in 2012 and 2011, respectively.
The Plan has an automatic enrollment feature for new non-union employees at a rate of 3% with an automatic annual increase of 1% per year until the participant reaches a deferral rate of 6%. Employees can opt-out of automatic enrollment within forty-five (45) days of becoming eligible for the Plan.
Non-union matching pretax contributions are 100% of the first 1% and 50% of the next 5% of participant contributions and are made in the form of cash. Union matching contributions are 50% of the first 5% pretax contribution. The Plan allows for catch-up contributions to be made to the Plan up to the IRC limitation of $5,500 for 2012 and 2011.
An employer discretionary contribution of 1.5% of annual base compensation was made at year-end for all participants who had completed a year of eligible service during the Plan years 2012 and 2011. Discretionary contributions are made in the form of cash to purchase Pentair Ltd. common stock.
Certain grandfathered groups of employees may receive an additional employer discretionary contribution of 1% to 5% in addition to the standard 1.5% employer discretionary contribution.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Company discretionary contributions are automatically invested in Pentair Ltd. common stock. The Plan currently offers various investment alternatives to Plan participants, consisting of corporate stock, mutual funds and stable value funds. Investment management fees are charged against 401(k) trust earnings prior to the allocation of earnings.
Notes receivable from participants - Loans for any reason are allowed under the Plan. The interest rate charged is Prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is five years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested account balance or $50,000.
Vesting - All elective deferral, after-tax, matching, and discretionary contributions are immediately 100% vested.
Administrative Expenses - Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants as provided in the Plan document.

Payment of Benefits - Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Some participants can also elect annual installments over a term-certain period.
Withdrawals - Hardship withdrawals are available for immediate and heavy financial need up to the amount of before-tax contributions, but not earnings. Hardship withdrawals can occur any time; maximum one per calendar year.

2.	SIGNIFICANT ACCOUNTING POLICIES
The financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
The Plan provides various investment options to its participants, including corporate stock, mutual funds and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Plan's investments are stated at fair value. Accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see Note 6). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in the fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at year end.
The Managed Income Portfolio II, CL 2 Fund is valued using the net asset value (“NAV”) per share. The fund's fair value as of December 31, 2012 is $107,541,728. The redemption frequency is daily. There is no redemption notice period for the individual participant level; however, there is up to a 12 month redemption notice period for the Plan level.
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan but had not yet been paid at December 31, 2012 and 2011.
Subsequent Events - In connection with preparing the audited financial statements for the year ended December 31, 2012, we have evaluated subsequent events for potential recognition and disclosure through the date of this filing.

3.	INVESTMENTS
The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows:

	2012	2011
Investments at fair market value:
Pentair Ltd. common stock, 2,322,494 and 2,428,656 shares, respectively (1)	$114,150,580	$80,849,958
Fidelity Managed Income Portfolio II, CL 2, 104,625,228 and 100,705,024 shares, respectively	107,541,728	103,212,750
Harbor Capital Appreciation Institutional, 1,021,366 and 1,604,490 shares, respectively	43,428,491	39,279,687
GS Mid Cap Value Inst, 1,045,479 and 1,108,223 shares, respectively	41,076,874	37,203,040
Fidelity Puritan K Fund, 1,844,929 and 1,880,270 shares, respectively	35,791,621	33,243,181
ABF Large Cap Value Institutional, 1,492,941 and 0 shares, respectively	32,307,235	—
Times Square Sm.Cap Growth Fund, 2,290,893 and 2,230,117 shares, respectively	29,369,245	28,077,168
Spartan U.S. Equity Index Fund, 579,153 and 554,495 shares, respectively	29,241,412	24,675,014
Dodge & Cox International Stock, 786,640 and 803,143 shares, respectively	27,249,199	23,483,904
Fidelity Equity Income K Fund, 0 and 683,548 shares, respectively	—	28,223,691

(1)	Nonparticipant-directed investments

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012
Pentair Ltd. common stock	$38,368,447
Registered investment companies	33,292,138
Net appreciation in the fair value of investments	$71,660,585

4.	SYNTHETIC GUARANTEED INVESTMENT CONTRACT
The Plan provides participants a self-managed stable value investment option that includes a synthetic guaranteed investment contract (“GIC”), which simulates the performance of a GIC through an issuer's guarantee of a specific interest rate (the “wrap contract”) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets, which are held in a trust owned by the Plan and utilize a benefit-responsive wrap contract issued by Fidelity. The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
Wrap contracts accrue interest using a formula called the “crediting rate.” Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting rate is 1.28% for 2012.
The crediting rate, and hence the fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10 in cash and bonds for every $10 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund's return. Redemptions by existing shareholders will have the opposite effect and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.
If the fund experiences significant redemptions when the market value is below the contract value, the fund's yield may be reduced significantly to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continue, the fund's yield could be reduced to zero. If redemptions continue thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.
The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to noncompeting funds within a plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer

•	Complete or partial termination of the Plan

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow

•	Merger or consolidation of the Plan into another plan; the transfer of Plan assets to another plan; or the sale, spin-off, or merger of a subsidiary or division of the Plan sponsor

•
Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund

•	Exclusion of a group of previously eligible employees from eligibility in the Plan

•	Any early retirement program, group termination, group layoff, facility closing, or similar program

•	Any transfer of assets from the fund directly to a competing option
A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity's investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract failed to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund. The Plan sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

December 31,
2012
Average yields:
Based on annualized earnings (1)	1.45%
Based on interest rate credited to participants (2)	1.28

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by fair value of the investments on the same date.

5.	NONPARTICIPANT-DIRECTED INVESTMENTS
The Company contributes 100% of the employer discretionary contribution in the form of Pentair Ltd. common stock (or cash used to purchase Pentair Ltd. common stock). For this reason, a portion of the Plan contains nonparticipant-directed investments.
Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments as of December 31, 2012 and 2011, and for the year ended December 31, 2012, is as follows:

	2012	2011
Assets:
Investments:
Pentair Ltd. common stock	$114,150,580	$80,849,958
Interest-bearing cash	1,105,392	789,359
Total investments	115,255,972	81,639,317
Receivables	629,245	207,932
Liabilities — unsettled investment activity	(19,902)	(939)
Net assets available for benefits	$115,865,315	$81,846,310
Net assets available for benefits — beginning of year	$81,846,310
Additions:
Employer contributions	6,059,052
Interest and dividend income	2,138,296
Net appreciation in the fair value of investments	38,368,447
Total additions	46,565,795
Exchanges — net	(4,098,511)
Participant loan repayments	2,157
Deductions:
Distributions to participants	(7,949,651)
Administrative expenses	(1,614)
Other	(499,171)
Total deductions	(8,450,436)
Net assets available for benefits — end of year	$115,865,315

6.	FAIR VALUE MEASUREMENTS
The Plan's estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:
Mutual funds, common stock, and other investments - These investments are classified as Level 1 and consist of various publicly -traded money market funds, mutual funds, common stock, and other investments. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the NAV of shares held by the Plan at period-end, and are actively traded.
Synthetic GIC - This investment is classified as Level 2 and is valued at the fair value of the underlying assets, which consist of collective trusts. The fair values of the underlying assets are calculated based on NAVs reported by the custodians of the investments and prices of recent transactions. Each investment provides for daily redemptions by the Plan at reported NAVs per share with no advance notice requirements.
The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pentair Ltd. common stock	$114,150,580	$—	$—	$114,150,580
Interest-bearing cash	1,105,392	—	—	1,105,392
Mutual funds:
Target funds	56,191,372	—	—	56,191,372
Blended funds	149,593,029	—	—	149,593,029
Value funds	86,237,181	—	—	86,237,181
International funds	27,249,199	—	—	27,249,199
Synthetic GIC	—	107,541,728	—	107,541,728
Total investments at fair value	$434,526,753	$107,541,728	$—	$542,068,481

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Pentair Ltd. common stock	$80,849,958	$—	$—	$80,849,958
Interest-bearing cash	789,359	—	—	789,359
Mutual funds:
Target funds	40,195,499	—	—	40,195,499
Blended funds	162,307,646	—	—	162,307,646
Value funds	48,907,955	—	—	48,907,955
International funds	23,483,904	—	—	23,483,904
Synthetic GIC	—	103,212,750	—	103,212,750
Total investments at fair value	$356,534,321	$103,212,750	$—	$459,747,071

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers between levels.

7.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated December 3, 2010, that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee and recordkeeper as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2012 and 2011, the Plan held 2,322,494 and 2,428,656 shares, respectively, of common stock of Pentair Ltd., the sponsoring employer, with a cost basis of $47,963,663 and $45,920,633, respectively. During the year ended December 31, 2012, the Plan recorded dividend income of $2,138,296 with respect to the common stock of Pentair Ltd.

9.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2012 and 2011, reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	2012	2011
Net assets available for benefits per the financial statements	$555,084,139	$473,136,946
Add: current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,916,500	—
Less: cumulative deemed distributions of participant loans	(390,098)	(320,563)
Net assets available for benefits per Form 5500	$557,610,541	$472,816,383

For the year ended December 31, 2012, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 is as follows:

2012
Net additions to net assets available for benefits per the financial statements	$81,947,193
Add: current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,916,500
Less: change in cumulative deemed distributions of participant loans	(69,535)
Change in net assets available for benefits per Form 5500	$84,794,158
*    *    *    *    *    *

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN		(EIN: 41-0907434)
		(Plan #002)

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2012

		Current
Description	Cost	Value
REGISTERED INVESTMENT COMPANIES:
Harbor Capital Appreciation Institutional	—	$43,428,491
CRM Sm Cap Value Inv	—	12,853,072
JPM Core Bond R5	—	9,750,484
Times Square Sm. Cap Growth Fund	—	29,369,245
GS Mid Cap Value Inst	—	41,076,874
Spartan U.S. Equity Index Fund (1)	—	29,241,412
ABF Large Cap Value Fund	—	32,307,235
Fidelity Puritan K Fund (1)	—	35,791,621
Dodge & Cox International Stock	—	27,249,199
FID Freedom Income (1)	—	2,011,774
FID Freedom K 2005 (1)	—	1,407,947
FID Freedom K 2010 (1)	—	2,094,267
FID Freedom K 2015 (1)	—	5,231,368
FID Freedom K 2020 (1)	—	8,999,016
FID Freedom K 2025 (1)	—	9,392,273
FID Freedom K 2030 (1)	—	8,495,881
FID Freedom K 2035 (1)	—	7,608,356
FID Freedom K 2040 (1)	—	5,373,864
FID Freedom K 2045 (1)	—	3,730,126
FID Freedom K 2050 (1)	—	3,858,275
Total registered investment companies	—	319,270,780
PENTAIR LTD. COMPANY STOCK FUND:
Pentair Ltd. common stock (1)	$47,963,663	114,150,580
Interest-bearing cash (1)	—	1,105,392
Total Pentair Ltd. Company stock fund	47,963,663	115,255,972
SYNTHETIC INVESTMENT CONTRACT:
Fidelity Managed Income Portfolio II, CL 2 (1)	—	107,541,728
PARTICIPANT PROMISSORY NOTES LOANS — Loan Fund (1) (2)	—	8,882,993
TOTAL	$47,963,663	$550,951,473

(1)	Party-in-interest.

(2)	Interest rates range from 4.25% to 10.50%. Maturity dates range from 2013 to 2027.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN					(EIN: 41-0907434)
					(Plan #002)

FORM 5500, SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2012

Series of transactions (involving one security) exceeding 5% of plan assets

	Number of		Amount of
Description of Asset	Purchases	Sales	Purchases	Sales	Cost	Net Loss
Pentair Ltd. Company Stock Fund (1)	15	—	$103,900,127	$—	$—	$—

Individual transactions exceeding 5% of plan assets

Description of Asset	Transaction date	Purchase Price	Sale Price	Expense Incurred	Cost of assets	Realized Gain/Loss
Pentair Ltd. Company Stock Fund (1)	10/1/2012	$103,196,426	$—	$—	$—	$—

(1) Party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Pentair, Inc., who administers the Pentair, Inc. Retirement Savings and Stock Incentive Plan, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 27, 2013.

Pentair, Inc. Retirement Savings and Stock Incentive Plan
By Pentair, Inc.

By	/s/ Mark C. Borin
Mark C. Borin
Corporate Controller and Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm